# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Beneficient, CIK 0001775734
CUSIP: 08178Q507
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0001413224
Persons authorized to receive notices and communications: Matthew L. Fry, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, 214-651-5000

## Reporting persons
- Mack Hicks (CIK 0001413224): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,712,675; sole dispositive power 0; shared dispositive power 11,712,675; aggregate amount beneficially owned 11,712,675 (81.2% of the class)
  Comment: (1) In reference to rows 8 and 10 above, (i) includes 11,560,705 shares of Class A common stock, par value $0.001 per share(the "Class A Shares"), of Beneficient, a Nevada corporation (the "Issuer"), held by Hicks Holdings Operating, LLC, a limited liability company for which Mr. Hicks serves as the sole member, and, in such capacity, Mr. Hicks has the power to vote and direct the disposition of such shares, (ii) 149,904 Class A Shares of the Issuer held by HH-BDH, LLC, a limited liability company for which Hicks Holdings Operating, LLC serves as the sole member, and in his capacity as the sole member of Hicks Holdings Operating, LLC, Mr. Hicks has the power to vote and direct the disposition of shares, and (iii) 2,066 shares of Class B common stock, par value $0.001 per share (the "Class B Shares"), of the Issuer held by Hicks Holdings Operating, LLC, a limited liability company for which Mr. Hicks serves as the sole member, that are convertible into Class A Shares of the Issuer on a one-for-one basis (a) at any time at the option of the holder or (b) upon any transfer, except for certain transfers described in the Issuer's articles of incorporation. (2) In reference to row 13 above, calculated based on (i) 14,428,560 Class A Shares outstanding as of April 13, 2026, based on information provided by the Issuer and (ii) an aggregate of 2,066 Class A Shares issuable upon the conversion of 2,066 Class B Shares, which are convertible into Class A Shares within sixty (60) days of this Schedule 13D.
- Hicks Holdings Operating, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,712,675; sole dispositive power 0; shared dispositive power 11,712,675; aggregate amount beneficially owned 11,712,675 (81.2% of the class)
  Comment: (1) In reference to rows 8 and 10 above, includes (i) 11,560,705 Class A Shares of the Issuer held directly by Hicks Holdings Operating, LLC, a limited liability company for which Mr. Hicks serves as the sole member, and, in such capacity, Mr. Hicks has the power to vote and direct the disposition of such shares, (ii) 149,904 Class A Shares of the Issuer held by HH-BDH, LLC, a limited liability company for which Hicks Holdings Operating, LLC serves as the sole member, and in his capacity as the sole member of Hicks Holdings Operating, LLC, Mr. Hicks has the power to vote and direct the disposition of shares, and (iii) 2,066 Class B Shares that are convertible into Class A Shares of the Issuer on a one-for-one basis (a) at any time at the option of the holder or (b) upon any transfer, except for certain transfers described in the Issuer's articles of incorporation. (2) In reference to row 13 above, calculated based on (i) 14,428,560 Class A Shares outstanding as of April 13, 2026,based on information provided by the Issuer and (ii) an aggregate of 2,066 Class A Shares issuable upon the conversion of 2,066 Class B Shares, which are convertible into Class A Shares within sixty (60) days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Beneficient
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, Texas (TX), 75201
Comment: The following constitutes the Schedule 13D (as previously amended, the "Schedule 13D" or the "Statement") filed by the undersigned. This Amendment No. 2 to Schedule 13D (this "Amendment") relates to shares of Class A common stock, par value $0.001 per share (the "Class A Shares"), of Beneficient (the "Issuer"). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Thomas O. Hicks and Hicks Holdings Operating, LLC ("Hicks Holdings"). This Amendment is being filed to (i) remove Thomas O. Hicks from the Schedule 13D and (ii) add Mack Hicks as an additional reporting person to the Schedule 13D. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows: "This statement is jointly filed by and on behalf of each of Mack Hicks and Hicks Holdings (collectively referred to herein as the "Reporting Persons")."
Residence or business address: Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The address of the principal business office of each of Mr. Hicks and Hicks Holdings is 2200 Ross Avenue, Suite 4600 W, Dallas, Texas, 75201."
Present principal occupation or employment: Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The present principal occupation of Mr. Hicks is acting as the Chief Executive Officer of Hicks Holdings, whose principal business is acquiring, holding and selling securities for investment purposes."
Criminal convictions in the last five years: Item 2(d) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows: "The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship: Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows: "Mr. Hicks is a citizen of the United States. Hicks Holdings is a Delaware limited liability company."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as follows: "Item 4 below, which is incorporated herein by reference, summarizes certain agreements that pertain to the securities of the Issuer that are held by the Reporting Persons."

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented as follows: "Limited Conversion: On October 1, 2025, the Issuer, BCH and Ben LLC provided Hicks Holdings a limited opportunity to convert and exchange a portion of the capital account balance of the BCH Preferred A-1 Unit Accounts held by Hicks Holdings into BCH Class S Ordinary Units, which are convertible into Class A Shares on a one-for-one basis (the "Conversion Notice" and such transaction, the "Limited Conversion").Among other things, the Conversion Notice waived (i) the Notice requirement set forth in the Exchange Agreement and(ii) the minimum conversion price requirement and the 20% annual conversion limit each as set forth in the BCH LPA. Pursuant to that certain notice of exchange (the "Exchange Notice"), Hicks Holdings elected to convert approximately $48 million of the capital account balance of such BCH Preferred A-1 Unit Accounts for BCH Class S Ordinary Units at a conversion price of $0.52 per Class S Ordinary Unit. The newly issued BCH Class S Ordinary Units were contemporaneously exchanged for Class A Shares on a one-for-one basis resulting in the issuance of 92,485,639 Class A Shares (such shares, the "Conversion Shares"). The Conversion Notice also provides that, in the event that the Average Closing Price (as defined below) on January 1, 2028 (the "2028 ACP") is higher than $0.52, then the number of Class A Shares issued to Hicks Holdings shall be subject to adjustment and forfeiture such that the number of Class A Shares that would have been issuable on January 1, 2028 (the "2028 Share Amount") shall be determined by dividing the amount of the capital account balance of Hicks Holdings converted in the Limited Conversion by the 2028 ACP. Hicks Holdings has agreed to assign to the Issuer the number of Class A Shares it received in the Limited Conversion less the 2028 Share Amount (the "Returned Shares"). The Returned Shares will be transferred to the Issuer free and clear of all liens, claims and encumbrances, other than (i) transfer restrictions pursuant to the Voting and Lock-Up Agreement (as defined below) and (ii) transfer restrictions under federal and state securities laws. The Conversion Notice defines the "Average Closing Price" as the average closing price of a Class A Share as reported on the exchange on which the Class A Shares are traded for the thirty (30) day period ended immediately prior to the applicable date, or if the Class A Shares are not listed on a national securities exchange, then the average closing price of a Class A Share as quoted on the automated quotation system on which the Class A Shares are quoted (including applicable tiers of the over-the-counter market maintained by the OTC Market Group, Inc.) for the thirty (30) day period ended immediately prior to the applicable date. In connection with the Limited Conversion, Hicks Holdings also entered into a voting and lockup agreement (the "Voting and Lock-Up Agreement"), which provides that (i) Hicks Holdings will vote the Conversion Shares in favor of the recommendation of the Issuer's Board of Directors (except for the election of members of the Board of Directors) and (ii) the Conversion Shares will be subject to lockup until October 1, 2028. Also in connection with the Limited Conversion, on October 15,2025, the Issuer, Ben LLC, BCH and Hicks Holdings entered into that certain written assignment and acceptance agreement, pursuant to which, among other things, BCH accepted the assignments of the BCH Preferred A-1 Units Accounts pursuant to the terms of the Exchange Agreement and the BCH LPA (the "Assignment and Acceptance Agreement"). The foregoing descriptions of the Conversion Notice, the Exchange Notice, the Assignment and Acceptance Agreement and the Voting and Lock-Up Agreement, do not purport to be complete and are qualified in their entirety by reference to the respective agreements, which are incorporated herein by reference to Exhibits 99.15, 99.16, 99.17 and 99.18, respectively, to this Schedule 13D. Letter Agreement: As previously disclosed, the Loan Parties are party to the Credit Agreement. On January 12, 2026, the Issuer completed the repayment of the outstanding principal amount of the loans made pursuant to the Credit Agreement of approximately $27.5 million prior to the stated maturity date of October 19,2026. On March 10, 2026, HH-BDH and the Loan Parties entered into that certain Letter Agreement (the "Letter Agreement"), pursuant to which the Credit Agreement was amended to provide for the payment of the remaining $1.66 million in interest and fees outstanding under the Credit Agreement. For the payment of the outstanding interest and fees, (i) the Issuer agreed to issue HH-BDH 149,904 Class A Shares (the "HH-BDH Shares") having an aggregate value of$572,588 based on the five-day volume-weighted average price per share of the Class A Shares on March 10, 2026, and (ii)the Borrower agreed to pay HH-BDH an amount in cash equal to $1,000,000 not later than five business days following September 30, 2026. Additionally, for the payment of outstanding expenses, the Borrower agreed to pay HH-BDH an amount in cash equal to $94,365 not later than five business days following March 31, 2026. Additionally, the Letter Agreement also provided HH-BDH with certain piggyback registration rights for the HH-BDH Shares, subject to certain limitations set forth therein. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated herein by reference to Exhibit 99.19 to this Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated in its entirety as follows: "By virtue of the Stockholders' Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Class B Holders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Based in part on information provided by or on behalf of the Class B Holders, as of April 13, 2026, such a "group" would be deemed to beneficially own each of the 29,908 outstanding Class B Shares of the Issuer, or 0.21% of the total number of shares outstanding of the Issuer, based on 14,428,560 Class A Shares of the Issuer outstanding and an aggregate of 29,908 Class A Shares of the Issuer upon the conversion of 29,908 Class B Shares of the Issuer. Class B Holders are entitled to ten votes per Class B Share of the Issuer, compared to one (1) vote per Class A Share of the Issuer, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any Class B Shares of the Issuer that they may be deemed to beneficially own solely by reason of the Stockholders' Agreement."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated in its entirety: "Number of shares as to which each Reporting Person has: (i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto. (ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto. (iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto. (iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety: "Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Except as set forth in Item 4 above, during the past sixty days, none of the Reporting Persons has effected any transactions in the Class A Shares of the Issuer."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated in its entirety: "Not applicable."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) is hereby amended and restated in its entirety: "Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented as follows: "All of the information set forth in Item 4 above of this Schedule 13D is hereby incorporated herein by reference to this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 is hereby amended and restated in its entirety: "The following exhibits are filed as exhibits hereto: 99.1 Joint Filing Agreement (filed herewith). 99.2 The Beneficient Company Group, L.P.2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.1 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No.333-268741) filed with the Securities and Exchange Commission on December 9, 2022). 99.3 First Amendment to The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.2 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No.333-268741) filed with the Securities and Exchange Commission on December 9, 2022). 99.4 Form of Restricted Equity Unit under The Beneficient Company Group, L.P. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.11.3 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022). 99.5 Stockholders Agreement dated June 6, 2023, by and among Beneficient, Beneficient Holdings Inc., Hicks Holdings Operating, LLC and Bruce W. Schnitzer (incorporated by reference to Exhibit 4.4 to Beneficient's Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023). 99.6 Business Combination Agreement, dated as of September 21, 2022, by and among Avalon Acquisition, Inc., The Beneficient Company Group, L.P., Beneficient Merger Sub I, Inc., and Beneficient Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 to The Beneficient Company Group, L.P.'s Registration Statement on FormS-4 (File No.333-268741) filed with the Securities and Exchange Commission on December 9, 2022). 99.7 Conversion and Exchange Agreement, dated June 6, 2023, by and between Hicks Holdings Operating, LLC, Beneficient Company Holdings, L.P., and The Beneficient Company Group, L.P. (incorporated by reference to Exhibit 10.6 to Beneficient's Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023). 99.8 Amendment No. 1 to Business Combination Agreement, dated as of April 18, 2023, by and among Avalon Acquisition, Inc., The Beneficient Company Group, L.P., Beneficient Merger Sub I, Inc., and Beneficient Merger Sub II, LLC (incorporated by reference to Exhibit 2.2 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4/A (File No.333-268741) filed with the Securities and Exchange Commission on April 19, 2023). 99.9 Form of Beneficient Legacy Holder Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to The Beneficient Company Group, L.P.'s Registration Statement on Form S-4 (File No. 333-268741) filed with the Securities and Exchange Commission on December 9, 2022). 99.10 Eighth Amended and Restated Limited Partnership Agreement of Beneficient Company Holdings, L.P., dated June 7,2023 (incorporated by reference to Exhibit 4.8 to Beneficient's Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023). 99.11 Exchange Agreement, dated June 7, 2023, by and among Beneficient, Beneficient Company Group, L.L.C. and Beneficient Company Holdings, L.P. (incorporated by reference to Exhibit 4.4 to Beneficient's Current Report on Form 8-K (File No. 333-268741) filed with the Securities and Exchange Commission on June 8, 2023). 99.12 Assignment of Limited Partnership Interests Agreement, dated October 19, 2023, by and between Hicks Holdings Operating LLC and HH-BDH LLC (filed herewith). 99.13 Credit and Guaranty Agreement ,dated October 19,2023, by and among Beneficient Financing, L.L.C., as borrower, Beneficient Company Holdings, L.P., as guarantor, and HH-BDH LLC, as the administrative agent party thereto and lender (incorporated by reference to Exhibit 10.1 to Beneficient's Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on October 20, 2023). 99.14 Letter Agreement, dated October 19, 2023, by and among Beneficient Company Group, L.L.C., Beneficient Company Holdings, L.P. and Hicks Holdings Operating, LLC (incorporated by reference to Exhibit 10.2 to Beneficient's Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on October 20, 2023). 99.15 Notice of Conversion, dated October 1, 2025 (filed herewith). 99.16 Notice of Exchange, dated October 14, 2025 (filed herewith). 99.17 Assignment and Acceptance Agreement, dated October 15, 2025, by and among Beneficient, Beneficient Company Holdings, L.P., Beneficient Company Group, LLC and Hicks Holdings Operating, LLC(filed herewith). 99.18 Voting and Lock-Up Agreement, dated October 15, 2025, by and among Beneficient, Hicks Holdings Operating, LLC and James G. Silk (filed herewith). 99.19 Letter Agreement, dated March 10, 2026, by and among HH-BDH LLC, Beneficient Financing, L.L.C. and Beneficient Company Holdings, L.P. (incorporated by reference to Exhibit10.1 to Beneficient's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12,2026)."

## Signatures
- Mack Hicks: /s/ Mack Hicks, Mack Hicks (04/20/2026)
- Hicks Holdings Operating, LLC: /s/ Mack Hicks, Sole Member (04/20/2026)